MILLAR WESTERN FOREST PRODUCTS LTD.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2008

This Management's Discussion and Analysis should be read in conjunction with the Company's financial statements and accompanying notes.

Results of Operations

The following table sets out our financial results for the three and six months ended June 30, 2008, and the comparable previous periods.

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07
	(in millions)
Statements of earnings data:
Revenue	$97.3	$74.3	$88.9	$171.6	$164.5
Cost of products sold	64.5	53.4	60.6	117.9	111.8
Freight and other distribution costs	21.5	14.8	18.2	36.3	35.0
Depreciation and amortization	5.3	5.9	5.0	11.2	10.3
General and administration	3.3	3.1	3.5	6.3	6.7
Operating earnings (loss)	$2.8	$(2.9)	$1.5	$(0.1)	$0.7
Financing expenses - net	(3.9)	(4.3)	(4.3)	(8.1)	(8.6)
Unrealized exchange gain (loss) on long-term debt	1.3	(6.7)	16.9	(5.4)	19.0
Other income (expense)	0.7	1.0	(3.3)	1.7	(0.3)
Earnings (loss) before income taxes	$1.0	$(12.9)	$10.9	$(11.9)	$10.8
Income tax recovery	0.6	2.4	0.1	3.0	0.5
Net earnings (loss)	$1.6	$(10.5)	$11.0	$(9.0)	$11.3

Other data:
Average exchange rate (US$/C$1.00)(1)	0.990	0.997	0.910	0.993	0.881

The Company's results showed measurable improvement in the second quarter of 2008, the outcome of strong lumber and pulp shipments, the ongoing strength of pulp prices, and improved pricing for lumber. Net earnings for the quarter were $1.6 million, with a net loss of $9.0 million for the year-to-date. While earnings were stronger compared to the last quarter, they were lower than the same period last year, which had been helped significantly by unrealized exchange gains on long-term debt.

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(1) The average of the exchange rates on the last day of each month during the period indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07
	(in millions)
Revenue
Lumber	$35.8	$25.7	$29.8	$61.5	$57.0
Pulp	61.5	48.5	58.5	109.9	105.6
Corporate and other	0.1	0.1	0.6	0.1	1.9
Total	$97.3	$74.3	$88.9	$171.6	$164.5
Operating earnings (loss)
Lumber	$(2.7)	$(6.4)	$(2.3)	$(9.0)	$(7.5)
Pulp	9.1	6.9	7.3	16.0	14.0
Corporate and other	(3.6)	(3.4)	(3.4)	(7.0)	(5.8)
Total	$2.8	$(2.9)	$1.5	$(0.1)	$0.7

Financing expenses - net	$(3.9)	$(4.3)	$(4.3)	$(8.1)	$(8.6)
Unrealized exchange gain (loss) on long-term debt	1.3	(6.7)	16.9	(5.4)	19.0
Other income (expense)	0.7	1.0	(3.3)	1.7	(0.3)
Earnings (loss) before income taxes	1.0	(12.9)	10.9	(11.9)	10.8
Income tax recovery	0.6	2.4	0.1	3.0	0.5
Net earnings (loss)	$1.6	$(10.5)	$11.0	$(9.0)	$11.3

The Company's revenue improved as a result of higher shipments and pricing for both segments. This, in turn, translated into stronger operating earnings for both lumber and pulp.

At $3.9 million, financing expenses for the quarter were $400 thousand lower than comparable quarters. Year over year, the difference is due to the impact of the stronger Canadian dollar on U.S.-dollar-denominated interest. Compared to the previous quarter, the improvement is due to interest income, including that generated from the Company's growing cash balance.

Unrealized exchange gains had little impact during the quarter due to the relative stability of the C$/US$ exchange. As a result, the value of the Company's U.S.-dollar-denominated debt was correspondingly stable, contributing only $1.3 million in the second quarter of 2008, compared to $16.9 million for the second quarter in 2007. The year-to-date impact was a loss of $5.4 million, compared to a gain of $19.0 million for the same period last year.

Other income consisted of exchange gains on the translation of U.S.-dollar working-capital balances at the end of the quarter.

After a $0.6 million provision for income-tax recovery, the Company posted net earnings of $1.6 million on the quarter and a year-to-date loss of $9.0 million.

Lumber

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07

Production-SPF-mmfbm	114.4	107.8	95.6	222.2	182.1
Shipments -SPF-mmfbm	133.8	103.1	99.6	236.9	188.0
Benchmark price -SPF#2&Better-US$ per mfbm	$227	$194	$253	$211	$333

Sales - millions	$35.8	$25.7	$29.8	$61.5	$57.0
EBITDA(2)-millions	$(0.3)	$(3.5)	$(0.4)	$(3.8)	$(3.3)
EBITDA margin - %	-1%	-13%	-1%	-6%	-6%

Operating loss - millions	$(2.7)	$(6.4)	$(2.3)	$(9.0)	$(7.5)
Capital expenditures - millions	$0.5	$0.1	$1.6	$0.6	$3.1

The company's lumber segment showed marked improvement during the second quarter compared to recent quarters, the result of strong shipments, improved pricing and reduced costs, with much of the latter due to revaluation of inventories.

With the U.S. housing market continuing to languish, the resulting weak demand pushed lumber prices, in Canadian dollar terms, to record lows early into the second quarter, but they began to rebound as the period progressed on improvements in the demand-supply balance. Although benchmark prices were up 17% compared to the previous quarter, they were still almost 11% lower than the same period last year. Due to the lag between sales and shipments, mill net realizations did not fully reflect the price improvements, increasing only 7%, though they did gain some momentum toward the end of the quarter.

The company took advantage of the improving market conditions to increase shipments to 133.8 mmfbm in the quarter, up 30% from the first quarter and 34% from the same period last year. In response, lumber segment revenue for the quarter increased $6.0 million, or 20%, to $35.8 million. At $61.5 million, year-to-date revenue was up $4.5 million, or 8%, also the result of higher shipments.

The increase in shipments was equally supported by reductions in inventory and higher production levels, the latter increasing 6.4 mmfbm, or nearly 6%, from the previous quarter and 18.8 mmfbm, or 20%, over the same period last year. Year-to-date shipments also improved, from 188.0 mmfbm last year, to 236.9 mmfbm this year. These improvements can be attributed to the addition of the Fox Creek facility, as well as to the continued efforts of operational personnel to maximize the mills' performance.

The segment continued to achieve reductions in the cost of products sold through these ongoing productivity and efficiency improvement efforts, but the significant contributor to lower costs this period was market revaluations of log and lumber inventories, which reduced costs $2.4 million for the period.

____________
(2) Non-GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

The lumber segment recorded an operating loss of $2.7 million for the quarter, which is comparable to the same period one year ago but significantly better than the $6.4 million loss posted in the previous quarter. At $9.0 million, the year-to-date operating loss is $1.5 million greater than for the same six-month period last year.

The lumber segment continued to carefully manage its capital expenditures, spending only $500 thousand for the quarter and a total of $600 thousand year to date, primarily on projects intended to maintain or enhance returns.

Pulp

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07

Production-thousands of tonnes	78.3	81.1	77.6	159.5	152.1
Shipments -thousands of tonnes	86.8	73.7	92.3	160.6	164.0
Benchmark price -NBSK, US$ per tonne	$900	$880	$783	$890	$642
Benchmark price -BEK, US$ per tonne	$840	$793	$683	$817	$621

Sales - millions	$61.5	$48.5	$58.5	$109.9	$105.6
EBITDA - millions	$11.6	$9.5	$9.9	$21.1	$19.1
EBITDA margin - %	19%	20%	17%	19%	18%

Operating earnings - millions	$9.1	$6.9	$7.3	$16.0	$14.0
Capital expenditures - millions	$0.1	$0.3	$0.2	$0.4	$0.2

Results for the pulp segment improved over comparable quarters on strong shipments and improved pricing, though gains were partially offset by higher costs.

After two quarters of volatility arising from logistical issues with rail and ocean carriers, pulp shipments returned to more normal levels. Production, though down slightly compared to the previous quarter, was up nearly 5% for the first six months of the year.

Although the strength of the Canadian dollar year over year eroded nearly half of the 23% increase in benchmark pricing, even on 6% lower shipments, revenue for the current quarter increased 12% over the same period last year. Year-to-date revenue at $109.9 million is $4.3 million or 6% higher than the same six months on modestly lower shipments.

Costs of product sold escalated nearly 9% in the quarter versus comparable periods, due to higher prices for energy, chemicals and transportation. There appears to be little possibility of cost relief on the horizon, though ongoing efficiency and productivity efforts by operational management are expected to mitigate some of the increases as the year progresses.

At $9.1 million for the quarter and $16.0 million year to date, operating earnings are modestly better than the same periods last year.

Corporate and Other

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07
	(in millions)

Revenue	$0.1	$0.1	$0.6	$0.1	$1.9
EBITDA	$(3.2)	$(3.0)	$(2.9)	$(6.2)	$(4.8)
Operating loss	$(3.6)	$(3.4)	$(3.4)	$(7.0)	$(5.8)
Capital expenditures	$0.4	$0.0	$0.2	$0.4	$0.9

Corporate and other activities recorded an operating loss of $3.6 million for the quarter, which is consistent with comparative periods. Year to date, the operating loss of $7.0 million is $1.2 million greater than the first six months of 2007, which had benefited from revenue earned under marketing and administrative agreements associated with the Meadow Lake pulp mill.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate for manufacturing and processing of 29.5%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Liquidity and Capital Resources

	As at
	Jun. 30/08	Mar. 31/08	Jun. 30/07
	(in millions)

Cash	$19.8	$5.2	$36.7
Current assets	142.7	156.9	171.0
Current liabilities	34.3	51.2	34.4
Ratio of current assets to current liabilities	4.2	3.1	5.0
Long-term debt	210.3	211.7	219.7
Shareholder's equity	91.3	89.7	100.3

	Three months ended			Six months ended
	Jun. 30/08	Mar. 31/08	Jun. 30/07	Jun. 30/08	Jun. 30/07
	(in millions)
Selected cash flow items
Operating activities:
Cash provided before change in working capital	$3.2	$0.2	$2.0	$3.4	$5.2
Change in non-cash working capital	12.2	(18.4)	1.0	(6.2)	(34.1)

Investing activities:
Additions to property plant and equipment	$(1.0)	$(0.4)	$(2.0)	$(1.4)	$(4.2)
Other	0.4	0.0	0.0	0.4	0.1

Financing activities:
Increase in other obligations	$-	$-	$-	$-	$5.1
Repayment of long-term debt	(0.1)	(0.2)	(0.1)	(0.4)	(0.2)

Increase (decrease) in cash	$14.6	$(18.8)	$0.8	$(4.2)	$(28.2)

Cash in the amount of $14.6 million was generated during the quarter, which compares very favourably to the $0.8 million generated during the same period last year. Year to date, cash usage is at $4.2 million, compared to $28.2 million in 2007.

The company generated $3.2 million of cash from operations, an increase of $1.2 million from the same period one year ago and an increase of $3.0 million from the first quarter of 2008. Year to date, operations have generated $3.4 million compared to the $5.2 million for the same period last year.

Reductions in the company's working capital generated $12.2 million of cash during the quarter, reflecting a continued focus on managing liquidity through challenging times. A seasonal reduction in accounts payable resulting from the end of the log haul was more than offset by reductions in log and finished-product inventories, the latter a reflection of strong shipments for the period. The receipt of $5.0 million related to an income-tax refund also made a positive contribution to the company's cash position.

Capital expenditures, which continue to be limited to maintenance of business requirements or small, very high-return projects, amounted to $1.0 million for the quarter and $1.4 million year to date.

At June 30, 2008, the Company had a cash balance of $19.8 million, compared to $5.2 million at the beginning of the period. An additional $50.0 million was available under its revolving-credit facility, of which $2.2 million was committed for standby letters of credit.

Based on the current level of operations, the Company believes that its cash flows from operations together with existing cash balances and availability under its revolving credit facility will provide sufficient liquidity to meet scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. Future operating performance, however, may be adversely affected by economic conditions, as well as currency fluctuations, market price changes and other factors, many of which are beyond the Company's control.